January 19, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE
Washington, D.C. 20549

Re:	Heartland Media Acquisition Corp.
Registration Statement on Form S-1
File No. 333-261374

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Heartland Media Acquisition Corp. (the “Registrant”) for acceleration of the effectiveness of the registration statement on Form S-1, as amended (File No. 333-261374) (the “Registration Statement”), to 5:00 p.m., Eastern Time, on January 20, 2022 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 460 copies of the Preliminary Prospectus dated January 18, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Authorized Signatory

MOELIS & COMPANY LLC

By:	/s/ Steven Halperin
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]